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Exhibit 23.5


                          CONSENT OF FINANCIAL ADVISOR

We consent to the use of our fairness opinion letter dated December 9, 2002 forming a part of the Registration Statement on Form S-4 filed by Wayne Bancorp, Inc., Wooster, Ohio, in connection with the proposed merger of Wayne Bancorp and Banc Services Corporation, Orrville, Ohio, to be included in such Prospectus/Proxy Statement, subject to the issuance of such opinion by us. We further consent to the references to our fairness opinion letter and the analysis conducted by us and the use of our name in such Proxy Statement/Prospectus in conjunction therewith.


/s/  Professional Bank Services, Inc.

PROFESSIONAL BANK SERVICES, INC.
Louisville, Kentucky
March 18, 2003